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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21426

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Tryon Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6101 Carnegie Blvd, Suite 210

(No. and Street)

Charlotte	NC	28209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Margaret Carpenter	704-926-2980	margaret@firsttryon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

GreerWalker LLP

(Name – if individual, state last, first, and middle name)

227 W. Trade Street, Suite 1100	Charlotte	NC	28202
(Address)	(City)	(State)	(Zip Code)

06/07/2005	2324
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. Keith Brunnemer, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Tryon Securities, LLC _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARK MOYE
NOTARY PUBLIC
MECKLENBURG COUNTY NC

Signature:

Title:
Manager

_Mor m_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

First Tryon Securities, LLC

Financial Statements and Supplemental Information

For the Year Ended December 31, 2021

(Pursuant to paragraph (d) of Rule 17a-5
of the Securities Exchange Act of 1934)

First Tryon Securities, LLC
2021 Annual Report

Table of Contents

Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of First Tryon Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Tryon Securities, LLC (the "Company") as of December 31, 2021, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of First Tryon Securities, LLC as of December 31, 2021, in conformity with generally accepted accounting principles in the United States of America.

Basis for Opinion

The financial statement is the responsibility of First Tryon Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to First Tryon Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as First Tryon Securities, LLC's auditors since 2020.

GreerWalker

Certified Public Accountants
February 25, 2022
Greenville, SC

GreerWalker LLP | GreerWalker Wealth LLC | GreerWalker Corporate Finance LLC
Charlotte Office   The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office   Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance | greerwalker.com

Assets

Cash and cash equivalents	$	670,597
Cash deposited with clearing broker		100,000
Marketable securities owned, at market value		37,672,026
Interest receivable		111,534
Operating lease right-of-use asset,net		1,053,528
Property and equipment, net		190,423
Other assets		482,206
Total assets		$ 40,280,314

Liabilities and Members' Equity

Liabilities

Securities sold not yet purchased, at market value	$	14,928,316
Margin account borrowings		10,741,445
Accrued compensation		2,023,332
Operating lease liability,current		188,276
Operating lease liability,noncurrent		882,243
Other accrued expenses and liabilities		422,887
Total liabilities		29,186,499

Members' equity

Capital	7,929,447
Distributable earnings	3,164,368
Total members' equity	11,093,815
Total liabilities and members' equity	$ 40,280,314

Note 1 - Nature of operations

First Tryon Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's purposes of operation are to i) engage as a broker-dealer on a fully disclosed basis in the purchase and sale of fixed income securities primarily with other brokers, dealers and financial institutions, and ii) provide advisory services to cities, counties, school districts, utility systems, colleges/universities, hospitals and other not-for-profit entities. The advisory services are offered primarily in connection with debt issuances and long-range capital planning. The Company was approved by the National Association of Securities Dealers to initiate trading operations on October 21, 1996.

The Company is a North Carolina limited liability company, organized on September 1, 1996 and currently operating under the Operating Agreement of First Tryon Securities, LLC effective May 3, 2011 ("Operating Agreement"). The Company shall continue in existence until it is terminated in accordance with the provisions of the Operating Agreement. Members are not ultimately liable for any debts, liabilities or obligations of the Company, losses of capital or losses of profits solely for acting as an equity owner and not beyond the respective capital contributions of each member. Withdrawing members' ownership interests are transferable, with no management rights, upon the lapse of the term for the Company's option to purchase the same ownership interests. Ownership interests are transferable in accordance with the terms of the Operating Agreement.

Note 2 - Summary of significant accounting policies

Basis of accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable securities owned

Marketable securities consist of fixed income securities and are valued at quoted market values. If a quoted market value is not available, market value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities. All marketable securities owned by the Company are considered trading securities. Changes in the fair value from one reporting period to the next (unrealized gains and losses) are recorded as trading revenue in the accompanying statements of operations.

Property and equipment

Furniture and equipment, software, and leasehold improvements are carried at cost. Depreciation is charged to operations over the estimated useful lives of the assets using principally the declining balance method for furniture and equipment and the straight-line method for software and leasehold improvements. The costs of maintenance and repairs that do not improve or extend the life of the respective asset are expensed as incurred. The cost and accumulated depreciation and amortization of property and equipment are eliminated from the accounts upon disposal, and any resulting gain or loss is included in the determination of net income.

Note 2 - Summary of significant accounting policies (continued)

Net trading revenue

The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a trade date basis. Accordingly, all related performance obligations related to the sale transaction are considered completed at settlement date. In addition to the revenue generated at the transaction level, net trading revenue also includes the write up or write down of the market value of the securities in inventory at the financial statement date.

Financial advisory income

The Company's financial advisory income is comprised of fees earned from advisory services provided to cities, counties, school districts, utility systems, colleges/universities, hospitals and other not-for-profit entities. The advisory services are offered primarily in connection with debt issuances and long-range capital planning. The Company recognizes advisory fees as earned in accordance with the terms of the individual engagements.

Service agreement revenue

On November 1, 2021, the Company entered into a service agreement with another entity. The services outlined in the agreement include accounting, compliance, and administrative support. As a result of this agreement, the Company has recorded other income totaling $60,000 for year-ended December 31, 2021.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes

Limited liability corporations are essentially taxed as partnerships, with the net income or loss flowing through to the members' individual income tax returns. Accordingly, no provision for income taxes is reflected on the Company's financial statements.

Management has evaluated the tax positions of the Company and it is the opinion of management that there are no significant uncertain tax positions that would be material to these financial statements.

Allocations and distributions to members

Allocation of income, losses and distributions of cash are made to the members in accordance with terms of the Operating Agreement and amendments entered into by the members. The allocations are based on the members' ownership interests.

Recently issued accounting pronouncements

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 3 – Clearing broker and related payable

The Company currently has a clearing agreement with Pershing, LLC. ("Pershing") to clear all trade transactions. The Company is required to maintain a cash deposit of $100,000 as of December 31, 2021 with Pershing in accordance with the terms of the clearing agreement.

The accounts maintained with Pershing are composed of funds to settle securities traded, not yet settled and proceeds from all trade transactions. The funds in these accounts are available for the daily trading transactions initiated by the Company that are cleared through Pershing. The accounts are also used by the Company to transfer funds to bank accounts for the administrative operations of the Company.

The Company has a margin account with its clearing broker and has a net payable of $10,741,445 in this account as of December 31, 2021. Securities owned by the Company are pledged as collateral for any outstanding payables, which accrue interest at a variable rate determined as described in the clearing agreement. Interest expense on the margin accounts for the year ended December 31, 2021 was $219,777. The amount of margin available to the Company is based on the requirements of Pershing. If the fair value of margin securities decreases to the extent the amount of margin available is less than the amount of margin securities available, a margin call would occur. As a result, the Company would be required to either pay cash or liquidate securities to the extent needed to be compliant with contractual parameters. The amount of unused margin as of December 31, 2021 was $5,271,191.

Note 4 - Marketable securities owned and securities sold, not yet purchased

The Company applies "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value under GAAP, and enhances disclosures about fair value measurements. The Company records marketable securities owned and securities sold, not yet purchased, at fair value but does not expand the use of fair value in any new circumstances. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company believes that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. The Company requires fair value measurements be separately disclosed by level within the fair value hierarchy. For assets and liabilities recorded at fair value, it is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the adopted fair value hierarchy.

Fair value measurements for which there exists limited or no observable market data requires assets and liabilities be based primarily upon estimates. These estimates are often calculated based on the economic and competitive environment, the characteristics of the asset or liability and other factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, could significantly affect the results of current or future values.

The Company utilizes fair value measurements to determine fair value disclosures. All marketable securities owned by the Company are considered trading securities. Trading securities are recorded at fair value on a recurring basis.

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 2 - Valuations are obtained from readily available pricing sources via independent providers for market transactions involving similar assets or liabilities. The Company's principal market for these securities is the secondary institutional markets and valuations are based on observable market data in those markets. Level 2 securities include state and municipal obligations, corporate bonds, debentures, notes and foreign bonds as outlined below.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities. The Company had no Level 3 assets or liabilities on December 31, 2021.

Marketable securities owned and securities sold, not yet purchased, on December 31, 2021 consist of the following:

Marketable securities owned at market value:

| | | Fair Value Measurements at Reporting Date | |
Description		Level 1	Level 2
Corporate bonds, debentures and notes	$ 19,637,280	$ -	$ 19,637,280
Asset-backed securities	141,762	-	141,762
US Govt Agency securities	10,130,696	-	10,130,696
US Treasury securities	250,087	-	250,087
Municipal bonds	5,697,554	-	5,697,554
Foreign bonds	1,814,647	-	1,814,647
	$ 37,672,026	$ -	$ 37,672,026

Securities sold, not yet purchased, at market value:

| | | Fair Value Measurements at Reporting Date | |
Description		Level 1	Level 2
Corporate bonds, debentures and notes	$ 268,410	$ -	$ 268,410
US Govt Agency securities	247,740	-	247,740
US Treasury securities	14,412,166	-	14,412,166
	$ 14,928,316	$ -	$ 14,928,316

Note 4 - Marketable securities owned and securities sold, not yet purchased (continued)

During the normal course of business, the Company may sell fixed income securities not yet purchased. Since the Company will eventually purchase these securities at prevailing market prices, a risk exists due to the nature of fluctuating market prices for the securities. These amounts are recorded as a liability on the statements of financial condition.

Note 5 – Property and equipment

Property and equipment as of December 31, 2021 is summarized as follows:

Furniture and equipment	$ 580,151
Leasehold Improvements	57,267
	637,418
Less: accumulated depreciation	446,995
	$ 190,423

Depreciation expense for the years ended December 31, 2021 was $71,099.

Note 6 - Capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and net capital ratio, which agree with the Company's Focus Report as of December 31, 2021 are as follows:

Net capital	$5,156,986
Net capital ratio (ratio of indebtedness to capital)	2.56 to 1

Note 7 - Part I, Form X-17a-5:

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the SEC.

Note 8 – 401(k) Profit sharing plan

Effective June 15, 2000, the Company adopted a 401(k) profit sharing plan available to all employees. For 2021, participants were allowed to contribute up to $19,500 plus an additional $6,500 in catch-up contributions if age 50 or older. The Company guarantees a 3 percent safe harbor contribution and may also make a discretionary contribution. The Company recognized net expense of $106,398 related to the 401(k) profit sharing plan for the year ended December 31, 2021.

Note 9 - Operating lease

On January 11, 2021, the Company entered into an agreement to lease 6,948 square feet of office space in Charlotte, North Carolina. The lease commenced on August 1, 2021. The lease will expire 65 months following the commencement date. The annual base rent under the lease is $225,810 for the first lease year and is subject to annual increases of 2%. The Company has recorded the operating lease liability amount based on the present value of the lease payments, discounted using the current commercial lending rate. The discount rate associated with the operating lease as of December 31, 2021 is 4%.

Rent expense associated with the Company's terminated lease and new lease for the year ended December 31, 2021 was $227,895. Future lease obligations under the new lease are shown in the table below:

Year ending December 31		
2022	$	227,692
2023		232,237
2024		236,880
2025		241,634
2026		246,457
Less: Present Value Discount		(114,381)
Lease Liability	$	1,070,519

Note 10 - Concentrations of credit risk and other business concentrations

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the security. The Company evaluates the financial condition and creditworthiness of a counterparty before making a decision to conduct business with that counterparty and on an on-going basis.

Additionally, the Company places its cash and cash equivalents on deposit with financial institutions and with Pershing. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit. The balance with Pershing ($100,000) is not insured.

During 2021, the Company received forgiveness of a loan originated in the previous year from South State Bank in the amount of $580,902 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. Proceeds were forgiven to the extent used for eligible expenditures such as payroll and other expenses described in the CARES Act. As a result, the Company recognized other income during 2021 of $580,902 and reversed the accrued interest of $4,134 that existed as of December 31, 2020.

Note 11 – Legal Contingencies

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB ASC Topic 450, "Contingencies" ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes known, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

Note 12 - Subsequent events

The Company has evaluated subsequent events through the filing date in connection with the preparation of these financial statements, which is the date these financial statements were issued.